Exhibit 99.1
CNL Income GW
Partnership, LLLP and
Subsidiaries
Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended
December 31, 2008 and 2007

CNL Income GW Partnership, LLLP and Subsidiaries
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007

Page(s)
Report of Independent Certified Public Accountants	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Partners’ Capital	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-15

Report of Independent Certified Public Accountants
To the Partners of
CNL Income GW Partnership, LLLP
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of CNL Income GW Partnership, LLLP and its subsidiaries at December 31, 2008 and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The Partners’ Plans for the Partnership to meet its liquidity needs is described in Note 1.
/s/ PricewaterhouseCoopers LLP
March 31, 2009
Orlando, Florida

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Balance Sheets
August 5, 2009 and December 31, 2008

	August 5,	December 31,
	2009	2008
	(not covered by
	auditor’s report)
Assets
Current assets:
Cash and cash equivalents	$3,751,796	$968,390
Restricted cash	1,613,350	1,390,733
Accounts receivable	997,016	930,242
Due from affiliates	2,106,415	973,431
Prepaid expenses and other current assets	1,527,345	1,169,189

	9,995,922	5,431,985

Loan costs, net	376,242	438,405
Property and equipment, net	96,331,718	98,628,211
Other intangible assets, net	120,651	213,171

Total assets	$106,824,533	$104,711,772

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable and accrued expenses	$6,773,803	$5,595,957
Mortgage loan payable, current portion	740,441	513,043
Due to affiliates	3,315,043	—
Advanced deposits	1,295,567	1,015,643

	12,124,854	7,124,643

Mortgage loan payable	62,032,099	62,486,957

Total liabilities	74,156,953	69,611,600

Partners’ capital	32,667,580	35,100,172

Total liabilities and partners’ capital	$106,824,533	$104,711,772

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Operations
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Period January 1
	through August 5,	Year Ended December 31,
	2009	2008	2007
	(not covered by		(not covered by
	auditor’s report)		auditor’s report)
Revenues
Rooms	$13,971,105	$22,111,582	$24,016,962
Food and beverage	3,180,677	5,165,671	5,726,252
Other operating departments	2,598,191	4,232,432	4,854,177

	19,749,973	31,509,685	34,597,391

Cost of sales and other expenses
Rooms	2,498,457	3,920,976	3,936,089
Food and beverage	2,763,088	4,725,934	5,042,643
Other operating departments	3,283,537	5,293,681	5,505,790
Property operations and maintenance	3,883,937	6,201,572	6,462,936
Management fees	203,394	315,097	1,037,922
Franchise and licensing fees (see footnote 5)	(1,201,354)	945,291	1,037,922
General and administrative	2,178,798	3,459,059	3,921,479
Sales and marketing	2,344,185	3,296,099	3,254,141
Depreciation and amortization	4,412,492	7,334,696	7,111,968

	20,366,534	35,492,405	37,310,890

Operating loss	(616,561)	(3,982,720)	(2,713,499)

Interest and other income (loss)	(3,899)	21,436	101,683
Interest expense and loan cost amortization	(2,357,473)	(3,998,359)	(3,954,843)

Net loss	$(2,977,933)	$(7,959,643)	$(6,566,659)

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Partners’ Capital
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Partner	CNL LP	GW	Total
Balance, December 31, 2006 (not covered by auditor’s report)	$4,737	$33,158,795	$14,212,942	$47,376,474
Capital contributions	—	—	250,000	250,000
Net loss	(653)	(4,552,399)	(2,013,607)	(6,566,659)

Balance, December 31, 2007 (not covered by auditor’s report)	4,084	28,606,396	12,449,335	41,059,815
Capital contributions	200	1,393,400	606,400	2,000,000
Net loss	(796)	(5,545,483)	(2,413,364)	(7,959,643)

Balance, December 31, 2008	3,488	24,454,313	10,642,371	35,100,172
Capital contributions	110	796,690	303,200	1,100,000
Distribution of operating cash flows	—	—	(554,659)	(554,659)
Net loss	(298)	(2,523,480)	(454,155)	(2,977,933)

Balance, August 5, 2009 (not covered by auditor’s report)	$3,300	$22,727,523	$9,936,757	$32,667,580

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Cash Flows
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Period January 1,
	2009 through
	August 5,	Year Ended December 31,
	2009	2008	2007
	(not covered by		(not covered by
	auditor’s report)		auditor’s report)
Cash Flows from operating activities
Net loss	$(2,977,933)	$(7,959,643)	$(6,566,659)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	4,412,492	7,334,696	7,111,968
Loan cost amortization	62,163	104,118	71,243
Loss from retirement of assets	3,899	—	—
Changes in assets and liabilities
Accounts receivable	(66,774)	273,182	304,603
Due from affiliates	(1,132,984)	(973,431)	—
Prepaid expenses and other current assets	(358,156)	160,942	(131,708)
Accounts payable and accrued expenses	1,177,846	(1,231,138)	637,934
Due to affiliates	3,315,043	(63,807)	(544,529)
Advanced deposits	279,924	(52,406)	61,626

Net cash provided by (used in) operating activities	4,715,520	(2,407,487)	944,478

Cash Flows from investing activities
Acquisition of property and equipment	(2,027,378)	(886,577)	(1,311,707)
(Increase) decrease in restricted cash	(222,617)	575,024	(457,378)

Net cash used in investing activities	(2,249,995)	(311,553)	(1,769,085)

Cash Flows from financing activities
Capital contributions from partners	1,100,000	2,000,000	—
Distribution to partners	(554,659)	—	—
Refunds from partners	—	—	1,225,508
Principal payments on mortgage loan	(227,460)	—	—

Net cash provided by financing activities	317,881	2,000,000	1,225,508

Net increase (decrease) in cash and cash equivalents	2,783,406	(719,040)	400,901
Cash and cash equivalents
Beginning of period	968,390	1,687,430	1,286,529

End of period	$3,751,796	$968,390	$1,687,430

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Consolidated Statements of Cash Flows — Continued
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007

	2009	2008	2007
	(not covered by		(not covered by
	auditor’s report)		auditor’s report)
Supplemental disclosure of noncash financing activities
Capital contributions (equipment) from partners	$—	$—	$250,000

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,582,642	$3,894,241	$3,884,227

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
1.	Business

Organization

CNL Income GW Partnership, LLLP (the “Partnership”) was organized pursuant to the laws of the State of Delaware on October 11, 2005. CNL Income GW WI-DEL, LP, CNL Income GW Sandusky, LP, CNL Income GW Corp., CNL Income GW WI-DEL Tenant, LP and CNL Income GW Sandusky Tenant, LP are wholly owned subsidiaries of the Partnership. The Partnership’s general partner is CNL Income GW GP, LLC (the “General Partner”) and limited partners are CNL Income Partners, LP (“CNL LP”) and Great Bear Lodge of Wisconsin Dells, LLC (“GW”), (collectively, the “Limited Partners”). GW is an affiliate of Great Wolf Resorts, Inc. The General Partner and CNL LP are collectively referred to as the CNL Partners and are wholly owned subsidiaries of CNL Lifestyle Properties, Inc., formerly known as CNL Income Properties, Inc.

The Partnership owns the (i) 309-room hotel and recreational facilities known as the “Great Wolf Lodge-Wisconsin Dells” located in Lake Delton, Wisconsin, and (ii) the 271-room hotel and recreational facilities known as the “Great Wolf Lodge-Sandusky” located in Sandusky, Ohio (collectively referred to as the “Properties”). The Properties’ day-to-day operations are managed by an affiliate of GW, however, all Partners must agree to key decisions affecting the Properties.

The structure of the Partnership is designed to allow the parent of the CNL Partners to continue to qualify as a real estate investment trust, which is generally not subject to federal income taxes. In keeping with this objective, the Partnership operates its Properties through tenant partnership entities owned by the Partnership through a wholly-owned taxable REIT subsidiary (“TRS”) entity, as permitted by the REIT Modernization Act of 1999.

The Partnership was formed through a series of transactions, whereby GW contributed its interests in two subsidiary partnerships to the Partnership in exchange for 100% ownership of the Partnership. On October 11, 2005 and November 3, 2005, the CNL Partners acquired an aggregate 70.00% interest in the Partnership from GW for cash.

Then on April 1, 2007, GW contributed equipment in the amount of $250,000 and in March 2009, CNL LP contributed $100,000 resulting in the General Partner and Limited Partners owning the following percentage interests in the Partnership as of August 5, 2009:

Partner	Percentage Interest
General Partner	0.01%
CNL LP	69.73%
GW	30.26%
On August 6, 2009, GW sold all of its interest in the joint venture to CNL LP. An affiliate of GW continues to manage these resorts.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
Allocations and Distributions

Net income or loss is allocated between the Partners based on the hypothetical liquidation at book value (“HLBV”) method of accounting. Under this method, the Partnership allocates net income or loss in each period to the Partners based on the change in each Partner’s share of the net assets of the Partnership they would receive if the Partnership were to liquidate all of its assets at net book value and distribute the resulting cash to creditors and partners in accordance with their respective priorities.

On an annual basis, Net Cash Flow, as defined in the Agreement, is distributed in accordance with the following order of priority; (i) first, to the CNL Partners, pro rata, until the aggregate distributions received by the CNL Partners with respect to such fiscal year equals the CNL Preferred Distribution, as defined in the Agreement, (ii) second to GW until the aggregate distributions received by the GW with respect to such fiscal year equals the GW Preferred Distribution, as defined in the Agreement, and (iii) thereafter pro-rata among the Partners in proportion to their respective percentage interests.

Capital proceeds, including capital proceeds distributed to partners in winding up the Partnership, are allocated as follows: (i) first, to establish any reserves pursuant to and subject to the provisions of which the General Partner reasonably determines to be necessary to provide for any contingent or unforeseen liabilities or obligations of the Partnership and the subsidiaries (provided that at such time as the General Partner determines to be advisable, the balance of the reserves remaining after the payment of such contingencies shall be deemed capital proceeds available for distribution); (ii) next, to Partners, pro rata, in proportion to the respective amounts of their Unreturned Capital, as defined in the Agreement, until the Unreturned Capital of each of the Partners is returned in full; and (iii) thereafter, among the Partners, pro-rata in proportion to their respective percentage interests.

Liquidity

The Partnership incurred net losses of $2,977,933, $7,959,643 and $6,566,659 for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007. In addition, during the year ended December 31, 2008, $2,407,487 in cash was used in operating activities. The Partnership has been negatively impacted by a number of factors including increased competition and general economic slowdowns. During 2008, the partners provided a capital infusion of $2.0 million to meet operating needs.

During the period ended August 5, 2009, the partners contributed approximately $1.1 million to the Partnership to fund working capital shortfalls at the properties and to fund debt service. In addition, CNL LP advanced the Partnership approximately $3.0 million.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
2.	Summary of Significant Accounting Policies

A summary of significant accounting principles and practices used in the preparation of the financial statements follows:

Basis of Financial Statement Presentation

The Partnership prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of consolidated financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Income GW Partnership, LLLP and its wholly owned subsidiaries. All significant inter-partnership balances and transactions have been eliminated in consolidation.

Subsequent Events

The accompanying consolidated financial statements were authorized for issue on March 31, 2010. Subsequent events were evaluated through that date.

Cash and Cash Equivalents

The Partnership considers all amounts held in highly liquid instruments with original purchased maturities of three months or less as cash and cash equivalents. Cash and cash equivalents consists primarily of demand deposit accounts at commercial banks. Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. Management believes the credit risk associated with cash and cash equivalents to be low due to the quality of the financial institutions in which these assets are held.

Restricted Cash

Certain amounts of cash have been restricted under the management agreements with GW for maintenance and replacement of furniture, fixtures and equipment at the Partnership’s Properties. Cash for the replacement of furniture, fixtures and equipment is set aside each month as a set percentage of total gross revenues of the Properties in accordance with the hotel management agreements and is used as necessary for the replacement of furniture, fixtures and equipment. As of August 5, 2009 and December 31, 2008, the Partnership had approximately $1.6 million and $1.4 million in restricted cash, respectively, to fund future replacements.

Property and Equipment

Property and equipment is stated at cost and includes land, buildings and improvements, and furniture, fixtures and equipment. Buildings and improvements, and furniture, fixtures and equipment are depreciated on the straight-line method over the assets’ estimated useful lives ranging from 39 to 3 years, respectively. Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
Other Intangible Assets

Other intangible assets represent the value assigned to the revenue stream from a condo rental pool at the Wisconsin Dells property. The condo rental pool intangible asset is being amortized on a straight-line basis over the average remaining life of the existing rental pool agreements which was approximately 4.6 years.

Loan Costs

Loan costs incurred in connection with securing financing have been capitalized and are being amortized over the term of the loan using the straight-line method. For the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, amortization of loan cost was $62,163, $104,118 and $71,243, respectively.

Revenue Recognition

The Property’s revenues are derived from its operations and include revenues from the rental of rooms, food and beverage sales, telephone usage, the management of a condo rental pool at the Wisconsin Dells property and other service revenue. Revenue is recognized when rooms are occupied and services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as advanced deposits in the accompanying consolidated balance sheets.

Advertising and Promotion Costs

The costs of advertising, promotional, sales and marketing programs are charged to operations in the year incurred and are included as sales and marketing expenses in the accompanying consolidated statement of operations. Advertising, promotional, sales and marketing costs totaled approximately $2.3 million for the period January 1, 2009 through August 5, 2009 and $3.3 million for each of the years ended December 31, 2008 and 2007.

Inventory

Inventory, primarily consisting of food, beverage and operating supplies, is accounted for using the first in, first out method and is stated at the lower of cost or market. Inventory is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS. The tax consequences of other Partnership revenues and expenses, unrelated to the operation of the properties, will accrue to the partners. Certain of these other revenues and expenses may be treated differently in the Partnership’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as reported in the partners’ income tax returns.

The Partnership accounts for federal and state income taxes on its TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carry forwards.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Partnership analyzes its material tax position and determined that it has not taken any uncertain tax position within the meaning of the interpretation.

Leases

The Partnership has entered into operating leases for equipment used at its Properties. Rent expense is recognized on a straight-line basis over the term of the leases.

Impairment of Long-Lived Assets

The Partnership’s long-lived assets are tested for impairment annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Partnership assesses impairment by comparing the carrying value of long-lived assets to future estimated undiscounted operating cash flows expected to be generated over the life of the assets and from their eventual disposition. In the event the carrying amount exceeds the estimated future undiscounted cash flows, the Partnership would recognize an impairment loss to adjust the carrying amount of the asset to the estimated fair value. For the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, the Partnership recorded no impairment charges.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, due from affiliates, accounts payable, accrued expenses and due to affiliates approximates carrying values because of the liquid nature of the assets and short maturities of the obligations. The Partnership believes the fair value of its long-term debt was approximately $57.7 million as of August 5, 2009 and $56.8 million as of December 31, 2008 based on discounted cash flows at the market rates it believes it could obtain for similar borrowings at that time.

Concentration of Credit Risk

Financial instruments which potentially subject the Partnership to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Properties’ services are sold, as well as the dispersion of customers across many geographic areas.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
3.	Property and Equipment

Property and equipment consist of the following:

	August 5,	December 31,
	2009	2008
Land and land improvements	$7,620,110	$7,611,511
Building and improvements	84,376,402	82,825,136
Furniture, fixtures and equipment	30,042,595	29,585,681

	122,039,107	120,022,328
Less: accumulated depreciation	(25,707,389)	(21,394,117)

	$96,331,718	$98,628,211

Depreciation expense for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007 was $4.3 million, $7.2 million and $7.0 million, respectively.
4.	Other Intangible Assets

The gross carrying amount and accumulated amortization of the Partnership’s other intangible assets consist of the following :

	August 5,	December 31,
	2009	2008
Condo rental pool	$710,570	$710,570
Less: accumulated amortization	(589,919)	(497,399)

	$120,651	$213,171

Amortization expense related to condo rental pool intangible asset was $92,520 for period January 1, 2009 through August 5, 2009 and $155,034 for the years ended December 31, 2008 and 2007. The anticipated amortization of the condo rental pool intangible asset over the next year is $120,651.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
5.	Related Party Transactions

Hotel Management Agreements

The Partnership entered into an agreement with an affiliate of GW (the “Manager”) to manage the Properties. In February 2009, the Partnership amended the agreements which reduced base management fees for 2008 and 2009 based on certain net operating income thresholds. During 2008, management fees were reduced from 4 percent of gross operating revenues to 1 percent of gross operating revenues. During 2009, management fees were 1 percent of gross operating revenues. The management agreement for the Great Wolf Lodge — Wisconsin Dells has a term of 10 years. The management agreement for Great Wolf Lodge — Sandusky expires on December 31, 2010. The Partnership incurred base management fees and no incentive management fees of approximately $0.2 million for the period January 1, 2009 through August 5, 2009, $0.3 million and $1.0 million for the years ended December 31, 2008 and 2007. As of August 5, 2009, the Partnership was due approximately $2.1 million from GW relating primarily to the reduction in management fees that were refundable to the Partnership from the Manager; this receivable was realized through the sale of GW’s interest in the Partnership on August 6, 2009. The management agreements may be terminated if certain performance thresholds are not met, as defined in the management agreements.

Licensing Agreements

The Partnership also entered into licensing agreement with an affiliate of GW (the “Franchisor”) for each property. On August 5, 2009 the licensing agreement were amended through the sale of GW’s interest in the Partnership. The Partnership incurred licensing fees of approximately $0.9 million and $1.0 million for the years ended December 31, 2008 and 2007, respectively. Licensing fees for the period January 1, 2009 through August 5, 2009 were immaterial. The license agreement for Great Wolf Lodge — Wisconsin Dells has a term of 10 years. There is no license agreement for the Great Wolf Lodge — Sandusky.

Other

The Partnership has entered into various other agreements with GW and its affiliates to provide services such as property insurance, health insurance, and workers’ compensation insurance. The Partnership incurred $0.7 million for the period January 1, 2009 through August 5, 2009, and $1.2 million for the years ended December 31, 2008 and 2007 for such expenses. These amounts have been included in costs and expenses for room, food and beverage, and other operating departments in the accompanying consolidated statements of operations.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
6.	Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS operations. The components of the deferred taxes recognized in the accompanying consolidated balance sheets are as follows:

	August 5,	December 31,
	2009	2008
Deferred tax asset:
Net operating loss	$12,157,488	$7,829,779
Other book/tax differences	252,199	341,589

Total deferred tax asset	12,409,687	8,171,368

Deferred tax liability:
Book/tax differences in acquired assets	1,151,776	1,472,517

Total deferred tax liability	1,151,776	1,472,517

Net deferred tax asset	11,257,911	6,698,851
Valuation allowance	(11,257,911)	(6,698,851)

	$—	$—

The types of temporary differences between the tax basis of assets and liabilities and their financial statement reporting amounts are attributable to book/tax differences in the acquired assets and net operating losses. The TRS had a net operating loss carry-forward for federal and state purposes of approximately $31.0 million as of August 5, 2009 to offset future taxable income. The estimated net operating loss carry-forward will expire as follows: $1.4 million expiring in 2025, $4.3 million expiring in 2026, $6.6 million expiring in 2027, $8.7 million expiring in 2028 and $10.0 expiring in 2029. The Partnership has not recorded these potential future benefits because its TRS subsidiary does not have sufficient historical earnings on which to base a potential future benefit.

CNL Income GW Partnership, LLLP and Subsidiaries
Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007
7.	Leases

The Partnership is a lessee of various types of equipment used in operating the Properties. Leases are categorized as operating leases based upon the terms in the lease agreements.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of August 5, 2009 are as follows:

2010	$63,504
2011	41,729
2012	5,904
2013	163

$111,300

Rent expense was $45,304, $75,108 and $63,756 for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, respectively, and is included in property operations in the accompanying consolidated statements of operations.
8.	Mortgage Loan Payable

In March 2006, the Partnership obtained a mortgage loan collateralized by the Properties in the principal amount of $63.0 million. The loan bears interest at an annual rate of 6.08%, requires monthly payments of interest-only for the first three years and equal monthly payments of principal and interest of $380,963 thereafter until the loan’s maturity on March 1, 2013. Future principal payments due under the loan are as follows:

2010	$740,441
2011	787,397
2012	826,569
2013	60,418,133

$62,772,540

9.	Commitments and Contingencies

From time to time the Partnership may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any such litigation that it believes will have a material adverse impact on the Partnership’s financial condition or results of operations.
10.	Subsequent Events

On August 6, 2009, GW sold all of its interest in the joint venture to CNL LP. An affiliate of GW continues to manage these resorts.

The accompanying financial statements were authorized for issue on March 31, 2010. Subsequent events were evaluated through that date.